UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Notice of the 2014 Annual General Meeting of Shareholders, dated November 4, 2014.

Item 1
ISRAEL CHEMICALS LTD.

NOTICE OF THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Thursday, December 11, 2014, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Nir Gilad, Avisar Paz, Eran Sarig, Ovadia Eli, Victor Medina, Avraham (Baiga) Shochat and Aviad Kaufman as directors;

(2)	approval of amendments to the Company's Compensation Policy for Office Holders;

(3)	approval of equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(5)	review of our audited financial statements and Board of Directors’ Report for the year ended December 31, 2013.

            Shareholders of record at the close of business on November 10, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the Tel Aviv Stock Exchange), you are considered the beneficial owner of shares held in “street name.” The street name holder will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,

Lisa Haimovitz
Vice President, General Counsel and Corporate Secretary

Dated: November 4, 2014

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2014 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 11, 2014, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

   The agenda of the Meeting will be as follows:

(1)	re-election of Nir Gilad, Avisar Paz, Eran Sarig, Ovadia Eli, Victor Medina, Avraham (Baiga) Shochat and Aviad Kaufman as directors;

(2)	approval of amendments to the Company's Compensation Policy for Office Holders;

(3)	approval of equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(5)	review of our audited financial statements and Board of Directors’ Report for the year ended December 31, 2013.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 11, 2014.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA (“MAGNA”)) to the offices of the Company not less than 72 hours prior to the time schedule for the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the Meeting.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on November 10, 2014 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 12, 2014 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On October 30, 2014, 1,271,353,425 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.  If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

       The following table presents as of October 30, 2014 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number		Perentage
Israel Corporation Ltd.(2)	587,055,812	(3),(4)	46.18%

PotashCorp Agricultural Cooperative Society Ltd.(5)	176,088,630		13.85%

(1)	The percentages shown are based on 1,271,353,425 Ordinary Shares issued and outstanding as of October 30, 2014 (after excluding shares held by us or our subsidiaries).

(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), (Company ID: 520028010). Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (the “TASE”). Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law (both Millennium and Mr. Ofer hold shares in Israel Corp. directly and Mr. Ofer serves as a director of Millennium and has an indirect interest in Israel Corp. as a beneficiary of a trust that has indirect control of Millennium). Millennium holds approximately 46.94% of the share capital of Israel Corp. To the best of our knowledge, Millennium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively. Mashat is a private company, which is wholly owned by a Dutch company, Ansonia (Holdings) B.V. (“Ansonia”). Ansonia is a wholly owned subsidiary of

Jelamy Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, of which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millennium as abovementioned. XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust of which Mr. Idan Ofer is the principal beneficiary. Among other things, Mr. Ehud Angel holds a special share that grants him, inter alia, under certain limitations for certain issues, an additional vote on the board of directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by a foreign discretionary trust that holds Mashat, as abovementioned, in which Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp.

(3)	Excludes 36,207,128 Ordinary Shares subject to forward sale agreements; see page 14 of the Company's registration statement on Form F-1 filed in September 23, 2014.

(4)
As of September 10, 2014, 372 million Ordinary Shares had been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $1.034 billion.

(5)
PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five most highly compensated officers in 2013, please see the table in the Prospectus under “Management—Director and Officer Compensation”.

PROPOSALS

Item 1 – Re-election of Directors

At the Meeting, seven of our directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders, unless any office is earlier vacated. Of the seven directors that are up for reelection at the Meeting, six of them were elected at our last annual general meeting of shareholders and Aviad Kaufman was appointed by our Board of Directors in March 2014.  The nominees, if re-elected at the Meeting, together with our two external directors (as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)), will constitute the entire Board of Directors. In addition to our external directors, Messrs. Eli, Medina and Shochat are independent under the rules applicable to U.S. companies listed on the NYSE.  Each of the nominees has confirmed that he is qualified to serve on our Board of Directors, as required under the Companies Law.

Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. A majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors).

Each of Mr. Victor Medina and Mr. Avraham (Baiga) Shochat have been classified by the audit committee of the Board of Directors as “independent directors” under the Companies Law.  Accordingly, Mr. Shochat’s term will expire on January 25, 2015 and Mr. Medina’s term will expire on September 4, 2015, each of which is the nine year anniversary of their respective appointment to the Board of Directors. Each of our other directors (other than our external directors, who serve three-year terms) will serve from the date of the Meeting until the close of our next annual meeting of shareholders.

If the office of a director falls vacant and no other director is elected and/or appointed in his place, the remaining directors may act in any matter as long as there are no less than seven remaining directors. If there are less than seven directors serving on the Board, they shall convene a general meeting of the shareholders of the Company as soon as possible to elect directors, and until the convening of such meeting, the remaining directors may take essential actions only. We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

Prof. Yair Orgler and Dr. Miriam Haran serve as our external directors.  Prof. Orgler’s third three-year term commenced on September 5, 2012, and Dr. Haran’s second three-year term commenced on August 29, 2012.  Mr. Yaacov Dior’s first three-year term as external director expired on October 5, 2014. He will not stand for re-election at the Meeting, but it is expected that he will be up for re-election at an upcoming meeting of the Company.  Mr. Chaim Erez’s term will expire on the date of the Meeting and he will not stand for re-election at the Meeting.

If elected, each director who is not an employee of Israel Corp. will be entitled to receive cash compensation in the maximum amount set forth in the regulations promulgated under the Companies Law. Nir Gilad, Avisar Paz and Eran Sarig, each of whom is an employee of Israel Corp., does not receive additional fees for his services as a director. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them, which will expire on December 31, 2014.  We currently plan to call an extraordinary general meeting to be held in the first quarter of 2015, which will include the compensation of directors of the Company on the agenda. In addition, each director will continue to be entitled to insurance, indemnification and exculpation arrangements.

A brief biography of each nominee is set forth below:

                   Nir Gilad.    Mr. Gilad has served as Chairman of our Board of Directors since January 2008.  He has been serving as President & CEO of Israel Corp. since June 2007, after serving as [Israel Corp.’s Senior Vice President of Business Development and Strategy. Prior to joining Israel Corp., Mr. Gilad served in a number of senior positions in the Migdal Group including Senior Vice President of Migdal Insurance, CEO of Migdal Investment Management and Chairman of Migdal Capital Markets. Mr. Gilad was previously the Accountant General of Israel’s Ministry of Finance. Prior to the Ministry of Finance he was CFO of Israel Aircraft Industries. Mr. Gilad currently serves as the Chairman of ICL, IC Green Energy, IC Power Ltd. and as a director in Qoros Automotive Co. Ltd. Oil Refineries Ltd, and other companies fully owned by Israel Corp. Mr. Gilad has an MBA with a concentration in Finance from Bar Ilan University, and a BA in Economics, Agricultural Administration and Natural Sciences from the Hebrew University of Jerusalem.

                   Avisar Paz.    Mr. Paz has served as a director since April 2001. Mr. Paz serves as the Chief Financial Officer of Israel Corp. and as a director of various subsidiaries. Mr. Paz previously served as Chief Financial Officer and Controller of another company. He serves as a director of Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel.

                   Eran Sarig.    Mr. Sarig has served as a director since October 2010. Mr. Sarig serves as Executive Vice President of Business Development and Strategy of Israel Corp. and from 2007 to 2010 served as Director of Corporate Business Development, Teva Pharmaceutical Industries Ltd. He serves as a director of Oil Refineries Ltd. and IC Power Ltd. He holds an LLB from Tel Aviv University School of Law, LLM from Duke University School of Law and MBA from the Herzliya Interdisciplinary Center.

                   Ovadia Eli.    Mr. Eli has served as a director since August 2011. Mr. Eli has served as Chairman of the Board of the Israel Airports Authority, Shmanim Basisiim Haifa Ltd. (until May 31, 2011) and I.C.P.I. He is a Director of Salt Industries Israel Ltd. and Shaarei Ribit, Ltd. Mr. Eli serves as a director of Zim Integrated Shipping Services Ltd., OPC Rotem Ltd., IC Power Israel Ltd., IC Power Ltd. and Adriel Israel Properties Ltd. Mr. Eli holds a BA from the University of Haifa and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

                   Victor Medina.    Mr. Medina has served as a director since September 2006. Mr. Medina has served as Chief Executive Officer of United Mizrahi Bank Ltd. Between 1990 and 1995, he served as Chairman of our Board of Directors. He previously served as Director-General of the Israeli Ministry of Finance. He has held senior positions in the Bank of Israel, inter alia as a member of the bank's senior management with responsibility for the Monetary Department, the Foreign Currency Supervision Department and the Credit Department. Mr. Medina serves as the Chairman of the Boards of Directors of Migdal Capital Markets and Aptateck Ltd. Mr. Medina holds a BA in Economics and Political Sciences and an MA in Economics, majoring in Finance and Banking, from the Hebrew University of Jerusalem.

                   Avraham (Baiga) Shochat.    Mr. Shochat has served as a director since January 2006. Mr. Shochat has served as Minister of Finance in Israel, as Chairman of the Knesset Finance Committee and in additional positions in the Israeli government and the Knesset. He has served and serves as director in a number of public and private corporations and has also served as Mayor of the Arad Local Council. Mr. Shochat has served as advisor to the CEO of Baran Group Ltd. (up to January 2008), Chairman of the Investments Committee of the Israel Infrastructure Fund and director of Mizrahi Tefahot Bank Ltd. (until September 2012). Mr. Shochat serves as Chairman of the Board, Citipass Ltd. and as a director of Alon USA, Direct Insurance-Financial Investments Ltd., Israel Infrastructure Fund, Sian Holdings Enterprises Ltd., Bituach Yashir Financial Holdings and Carasso Motors Ltd. and is a Trustee on the Board of trustees of Tel Hai Academic College and a member of the Israel Science Foundation. Mr. Shochat holds a B.Sc. in Civil Engineering from the Technion-Israel Institute of Technology in Haifa.

                   Aviad Kaufman.    Mr. Kaufman has served as a director since March 2014. He is the Chief Financial Officer of Quantum Pacific (UK) LLP and a director of Israel Corp., Lynav Holdings Ltd., Lynav Maritime Ltd. and Marabel II Ltd. Mr. Kafuman is an accountant and has a BA in Economics and Accounting from the Hebrew University and an MBA majoring in Finance from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Nir Gilad be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avisar Paz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Eran Sarig be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ovadia Eli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Victor Medina be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avraham (Baiga) Shochat be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Aviad Kaufman be re-elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Approval of Amendments to the Company's Compensation Policy for Office Holders

On August 20, 2014, the Company called an extraordinary general meeting of shareholders, which was scheduled to take place on October 20, 2014 (the “Proposed EGM”).  On October 7, 2014, the Company announced that the Proposed EGM would be postponed to a later date during November or December 2014, in order to consolidate the Proposed EGM with the Company’s annual general meeting.  This matter was included on the agenda of the Proposed EGM.

In December 2012, the Companies Law was amended to require public companies to adopt a policy governing the compensation of "office holders". The Companies Law generally defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. At the same time, the Company decided to formulate a comprehensive compensation plan for senior executives of the Company and its subsidiaries (the “ICL Group”), in Israel and abroad, which creates a coherent system of rules and principles for compensation and incentives for these executives (the “Global Compensation Plan”).

On November 14, 2012, the Board of Directors appointed the Compensation Committee of the Board of Directors (the “Compensation Committee”), in accordance with the provisions of Section 118a of the Companies Law. The Compensation Committee acted to formulate the Global Compensation Plan, and in this framework, acted to formulate also a Compensation Policy for the officer holders of the Company (the “Current Compensation Policy”). In the Company's view, the compensation policy for office holders is an integral and inseparable part of the Global Compensation Plan and its formulation was not performed separately. However, since the Companies Law requires specific approval of a compensation policy for office holders, the Current Compensation Policy was presented for approval together with the Global Compensation Plan. The Current Compensation Policy was approved by our Compensation Committee on June 30, 2013, by our Board of Directors on July 8, 2013, and by our shareholders on August 26, 2013. For additional details regarding the Current Compensation Policy and its approval process, see the report filed by the Company via MAGNA (reference no. 2103-01-095550) to convene the general meeting of shareholders to approve the Current Compensation Policy on July 18, 2013, an English translation of which is available on our website at www.icl-group.com under "Investors—Reports—Immediate Reports".

In the time that passed since the adoption of the Current Compensation Policy and after the Company gained experience in its implementation, it was discovered that certain provisions of the Current Compensation Policy need to be updated, clarified or revised and that several changes need to be made to the Compensation Policy. It should be noted that the approval of the proposed changes to the Current Compensation Policy by the shareholders constitutes the approval to make these changes (as applicable) also to the employment terms of the CEO of the Company.

The changes that were made to the Current Compensation Policy are marked in the version of the Compensation Policy attached to this Proxy Statement as Appendix A (the “Revised Compensation Policy”). The main changes included in the Revised Compensation Policy are set forth below. The Revised Compensation Policy includes certain changes requested by the Israel Securities Authority (the “ISA”).  For purposes of the Compensation Policy, “executive officers” refers to office holders who have an active executive role with the Company, including a (full or part time) executive chairman of the Board, and does not refer to non-executive members of the Board, unless otherwise expressly indicated.

1.
Adding an exception to the provision regarding the criteria for selecting the benchmark companies compared to which the compensation package offered to executive officers shall be examined. According to the proposed revision, the benchmark companies shall be selected in accordance with the criteria specified in the Compensation Policy, provided that public information exists and is available regarding the compensation packages for executive officers in these companies (Section 6.1 of the Revised Compensation Policy). This amendment is required due to the inability to obtain comparative compensation data for the benchmark companies that have not published such information or that have not published such information on the relevant date for the approval of the terms of service of executive officers or amendments to the said terms of service.

2.
Amendments have been made to the desired range of ratios between the fixed and the variable components in the executive officers’ compensation (Section 4 of the Revised Compensation Policy). This amendment is required in order to create flexibility in compensation mechanisms which the Company can apply to its agreements with the executive officers, without deviating from the ratios set forth in the Compensation Policy, and after the Company has discovered during the time that passed since the adoption of the Current Compensation Policy that the ratios specified in the Revised Compensation Policy represent an optimal compensation range mix, taking into account that executive officers in the Company serving in different positions have different areas of responsibility and different terms of service, which require a broad range of said ratios to sustain the objectives of the Compensation Policy.

3.
An amendment has been made to the ratio between the weights in the various categories of the bonus formula for executive officers (except for the Chairman of the Board), so that the weight of the Company’s financial measures category with regard to the CEO and executive officers who are not a Segment CEO shall be 50%-60% (whereby it is determined that as part of the specific annual bonus plan for the CEO of the Company for 2015 the weight of this category shall be 55%), and the weight for executive officers who are a Segment CEO shall be 25%-30%; the weight of the segment's financial measures category with regards to executive officers who are a Segment CEO will be 25%-30%; the weight of the Key Performance Indicators (“KPIs”) for the CEO and for executive officers who are not a Segment CEO shall be 20%-30% (while with respect to the CEO of the Company it is determined that the weight of this category in the specific annual bonus plan for the CEO of the Company for 2015 shall be 25%), and 25%-30% for executive officers who are a Segment CEO; the weight of the management capabilities evaluation category shall be 20% for all executive officers (except for the Chairman of the Board of Directors).

This amendment is required in order to provide a higher weight to the management capabilities evaluation in the bonus formula for executive officers, after the Compensation Committee and the Board of Directors realized that the weight given to this category in the Current Compensation Policy does not properly reflect the extent of the contributions of the various executive officers to the Company, which is not adequately expressed in the Company financial measures, the Segment's financial measures and the KPIs.

4.
The possibility of adjusting (upwards or downwards) the net profit of the Company and/or the operating profit of the Company or the Segment for the calculation of the annual bonus has been added to the Company financial measures and the Segment's financial measures categories. This amendment is intended to prevent distortions as a result of the recognition of income or expense resulting from one-time events in the Company, which may affect the results of the Company or the Segments (upwards or downwards), in a manner that does not reflect the ongoing business operations of the Company.

5.
According to the Current Compensation Policy, the issuance of the matching equity bonus (as set forth in Section 7.7 of the Compensation Policy) shall be made if the total shareholder return (“TSR”) during the period provided in the Compensation Policy shall be equal to at least 80% of the average TSR of the comparable foreign benchmark companies (“Minimum TSR Condition”). According to the proposed amendment to the Current Compensation Policy, with respect to the review of the minimum TSR conditions, the comparable foreign benchmark companies shall be direct business competitors of the Company or companies that operate in markets similar to those in which the Company operates, for which public information exists and is available, and that have income and/or market value that is within a reasonable range in relation to the income and/or market value of the Company.1 This amendment also includes a change in which the minimum TSR condition is a condition for vesting of the appropriate equity bonus, and is not a condition for the issuance of the appropriate equity bonus and also an amendment according to which the share price of the Company for the purpose of converting the matching bonus into equity compensation shall be the share price on the date of the approval of the bonus by the Board of Directors (instead

1   As of the date of this Proxy Statement, the comparative companies that meet these standards include, inter alia, the following companies: Potash Corporation of Saskatchewan Inc., Agrium Inc., Albemarle Corporation, The Mosaic Company, Yara International ASA, Innophos Holdings, Inc., Chemtura Corporation.

of the average share price of the Company during the 30 days preceding the date of approval of the bonus).

This amendment is required to ensure that the foreign benchmark companies in respect of which the satisfaction of the Minimum TSR Condition is being examined, are companies to which it is proper and possible to compare the total return for the shareholders of the Company. The amendment of the policy in a manner so that the Minimum TSR Condition is a condition for the vesting of the matching bonus (and not for its issuance), is required in order for there to be an overlap between the vesting period and the lock-up period pursuant to Section 102 of the Israeli Income Tax Ordinance. The amendment of the share price setting mechanism for the conversion of the matching bonus is intended to better reflect the share price on the date the bonus is approved.

6.
The provision concerning the calculation of a target bonus for an executive officer who has not served as an executive officer (or in a different position) in the Company for the past three years has been amended (Section 7.3 of the Revised Compensation Policy), and in accordance with the proposed amendment the target bonus for the first year of the term of the said executive officer shall be calculated according to the average bonus paid in the previous three years to other executive officers in a position of a similar level or to a previous executive officer in the same position. Regarding the second and third year of the term of the said executive officer, the target bonus shall be calculated as the average of the bonuses actually paid to the executive officer in this position during the previous term and the bonuses paid in the preceding year or two years (as required to calculate the average over a total of three years) to other executive officers in a position of a similar level or to a similar executive officer in the same position.2

The abovementioned amendment will also affect the manner in which the target bonus of the CEO of the Company will be calculated in the forthcoming years. In accordance with the Current Compensation Policy, the target bonus of the CEO of the Company for 2013 was NIS 4,788,000 (which, for convenience purposes only, is equal to approximately $1.27 million, based on the exchange rate between the NIS and the U.S. dollar on October 28, 2014 as published by the Bank of Israel (the “NIS/Dollar Exchange Rate”)). In accordance with the above mechanism, the target bonus of the CEO of the Company for 2014 was set as the average of the bonus given to the CEO of the Company for 2013 and the bonuses given to the former CEO of the Company for 2012 and 2011, which is NIS 5,092,000 (which, for convenience purposes only, is equal to approximately $1.35 million based on the NIS/Dollar Exchange Rate).

This amendment is intended to comply with the principle established in the Compensation Policy, whereby the target bonus in the second year of the term of a new executive officer in the Company is based on a balanced formula and not on a bonus paid in only one year (the first year of the term). The mechanism for determining the target bonus on the basis of only one year is a mechanism that is exposed to extreme fluctuations that may apply to a specific year, and is in contrast with the underlying rationale at the time of the approval of the

2   This is instead of the mechanism included in the Current Compensation Policy, whereby calculating a target bonus for an executive officer who has not been serving as an executive officer in Company for the past three years shall be calculated in accordance with the average bonus of the executive officer during a period that is less than the previous three years, and for the first year of the term of the said executive officer, the target bonus of the executive officer shall be determined according to the average bonus of other executive officers in a similar position, or previous executive officers in the same position during the past calendar year.

Current Compensation Policy to adjust the compensation components to the short and long term goals of the Company.

7.
The possibility has been added, subject to necessary approvals under the law, to award a special bonus to an executive officer for his unique contribution and/or considerable efforts and/or special achievements that were part of a special or exceptional business activity or other special circumstances in which the executive officer played a dominant role (the “Special Bonus”). The Special Bonus will be determined by quantitative and/or qualitative parameters (which will be disclosed in retrospect in accordance with the provisions of the law) and in light of the personal contribution of the executive officer, provided that the total amount of the Special Bonus for an executive officer, together with the components of the annual bonus not determined on the basis of measurable parameters, in a given year, shall not exceed six monthly salaries of the executive officer. The Special Bonus is separate from the annual bonus and is not subject to the maximum bonus payout set forth in Section 7.4 of the Revised Compensation Policy.3 Each executive officer may only receive the Special Bonus one time during the term of the Revised Compensation Policy.4 This amendment is intended to enable the compensation of executive officers for special achievements, which are not necessarily reflected in the indices for determining the annual bonus.

8.
Amendments and clarifications have been made to the equity compensation section (Section 8 of the Revised Compensation Policy), including, inter alia, a clarification regarding the minimum vesting period of the equity compensation in a manner so that the vesting period is at least three years but not necessarily in equal annual tranches, and a clarification that except for transactions to which the Company is a party, including, inter alia, changes or influences on the Company's equity (distribution of shares, split or consolidation of shares, dividends, etc.), there shall be no change to the conditions for the equity award by means of reducing the exercise price, cancelling options for cash or issuing options with a lower exercise price.

It should be noted that the Company intends to move to issuance of equity compensation once a year (as opposed to once every three years). The amendments in the equity compensation section in the Compensation Policy have been made to increase the flexibility in creating equity compensation mechanisms that can be determined according to the policy, with emphasis on the transition period from the issuance of equity compensation once every three years to issuance each year, during which the Company seeks to establish various equity compensation frameworks designed to ensure the best possible connection between the benefit of shareholders and the benefit of the office holders as well as the long term conservation of the office holders in the Company.

9.
The Current Compensation Policy states (Section 9.8) that the total amounts to be paid to executive officers in respect of severance pay, advance notice, adjustment and non-competition periods as well as a retirement bonus shall not exceed an amount equal to 24 monthly base salaries, except for individual executive officers serving in the Company for many years with whom the Company has existing commitments entitling them to severance pay in amounts exceeding the abovementioned ceiling. The Revised Compensation Policy

3   Accordingly, the maximum bonus payout, including the Special Bonus (if awarded) for any given year in which a Special Bonus was awarded, shall not exceed 350% of the annual base salary of the relevant executive officer for such year.

4   The clarifications that the Special Bonus is not subject to the maximum bonus payout set forth in Section 7.4 of the Revised Compensation Policy and that each executive officer may only receive the Special Bonus one time during the term of the Revised Compensation Policy, were added pursuant to the request of the ISA.

includes a clarification that these executive officers may also include employees of the Company that will be appointed as executive officers. An amendment was also added, whereby the payment of the difference resulting from the monies that have accumulated in funds in favor of an executive officer and the base salary multiplied by the number of years of employment may be paid also to executive officers outside Israel (Section 9.1).

Reasons for the Proposal

The Compensation Committee discussed the Compensation Policy in its meetings on March 17, 2014 and August 4, 2014, and decided to recommend the amendment of the Compensation Policy to the Board of Directors as described above and the Board of Directors decided to approve the amendment in its meetings on March 18, 2014 and August 6, 2014.

The proposed changes to the Compensation Policy were considered and approved in order to enable the Company to actually implement the principles of the Current Compensation Policy, and after the experience gathered during the implementation of the Current Compensation Policy in regards to executive offices and other managers whose compensation is adjusted to the Policy stressed the need for the proposed amendments.

The Compensation Committee and the Board of Directors reviewed and considered the proposed changes to the Current Compensation Policy taking into account the promotion of the strategic long-term goals of the ICL Group and the risk management policy of the Board of Directors, in an attempt to create proper incentives for the executive officers of the Company, taking into account, inter alia, the desire of the Company to match the principles of the compensation for executive officers with the compensation of the other senior executives of the Company in Israel and abroad.

After a thorough discussion of the proposed changes to the Current Compensation Policy, the Compensation Committee and the Board of Directors concluded that the proposed changes are appropriate and suitable to the needs of the Company, and that they provide better expression in the Compensation Policy of the desired compensation structure for executive officers and other managers whose compensation is adjusted to the Policy and of the right balance between creating proper incentives for executive officers and the risk management policy in the Company. In addition, the Compensation Committee and the Board of Directors believe that the proposed changes to the Compensation Policy will help strengthen the alignment of interests and the connection between the compensation of executive officers and the return of the shareholders of the Company, and are consistent with the aim of the Company to recruit, retain and promote high quality and experienced office holders.

In light of the foregoing, the Compensation Committee recommended the approval of the proposed changes to the Current Compensation Policy and the Board of Directors approved these amendments.

Required Approval

Pursuant to the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.  Israel Corp. is considered a "controlling shareholder" for this purpose, and all of our office holders are deemed to have a "personal interest" in this matter.  According to the Companies Law, even if the shareholders do not approve the Revised Compensation Policy, the Compensation Committee and the Board of Directors may

thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the Revised Compensation Policy, that the Revised Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.  Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Revised Compensation Policy, in the form attached as Appendix A to the Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Approval of Equity Compensation Grant to our Chief Executive Officer, Mr. Stefan Borgas

On August 20, 2014, the Company called the Proposed EGM.  On October 7, 2014, the Company announced that the Proposed EGM would be postponed to a later date during November or December 2014, in order to consolidate the Proposed EGM with the Company’s annual general meeting.  This matter was included on the agenda of the Proposed EGM.

It is proposed to approve an issuance to our Chief Executive Officer, Mr. Stefan Borgas, for no consideration, of 367,294 non-marketable options, exercisable into up to 367,294 Ordinary Shares, subject to certain adjustments (the “Options”), and 85,907 restricted Ordinary Shares (the “Restricted Shares”). The grant of such equity compensation was approved by our Compensation Committee at its meeting on August 4, 2014, and by our Board of Directors at its meeting on August 6, 2014, as part of the approval of an Equity Compensation Plan (2014) for up to about 450 officers and other senior employees in management positions in the Company and in companies under its control, and the approval of the issuance of options and restricted shares for up to about 450 officers and senior employees in the Company and in companies under its control. On these same dates, our Compensation Committee and our Board of Directors approved a Compensation Policy for about 11,800 employees of the Company who are not managers who are beneficiaries under the Equity Compensation Plan (2014) described above, with a total cost of up to $17.5 million.

The number of underlying Ordinary Shares that will be issued upon exercise of the Options to be issued to Mr. Borgas, as of the date of this Proxy Statement, is approximately 0.03% of the issued and outstanding share capital of the Company and approximately 0.03% of the voting rights (approximately 0.03% of the issued and outstanding share capital of the Company and approximately 0.03% of the voting rights, on a fully diluted basis).5 The economic value of the Options as of the date of the approval of the Board of Directors was approximately NIS 2,413,000 (which, for convenience purposes only, was equal to approximately $695,000 on December 31, 2013, based on the NIS/Dollar Exchange Rate).6 The Restricted Shares to be issued to Mr. Borgas shall constitute at the date of issuance approximately 0.007% of the issued and outstanding share capital of the Company and approximately 0.007% of the voting rights (approximately 0.007% of the issued and outstanding share capital of the Company and approximately 0.007% of the voting rights, on a fully diluted basis).  The economic value of the Restricted Shares as of the date of approval by the Board of Directors is approximately NIS 2,413,000 (which, for convenience purposes only, was equal to approximately $695,000 on December 31, 2013, based on the NIS/Dollar Exchange Rate).

The Options and the Restricted Shares will vest in three equal annual tranches, with one-third of the amount of Options and Restricted Shares vesting at the end of 24 months from December 1, 2014 (the “Commencement Date”), one-third at the end of 36 months from the Commencement Date, and one-third at the end of 48 months from the Commencement Date. Vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is terminated without cause within 180 days following a change of control of the Company.  The Options in each tranche will be exercisable for a period of 24 months following the vesting date thereof. The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the date of grant.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee.  Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The exercise price of the Options is NIS 28.71 per share, which was the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, subject to adjustment in accordance with the Israeli Consumer Price Index. Notwithstanding the foregoing, if the closing market price of the Ordinary Shares on the date preceding the exercise date (the “Share Value”) is more than two times the exercise price (the “Maximum Share Value”), then the number of shares to be issued upon exercise will be adjusted so that the number of shares issued multiplied by the Share Value will be equal to the number of options exercised by him multiplied by the Maximum Share Value.  Alternatively, the Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “cashless” exercise formula.

The terms of the Options are subject to adjustment for capitalization events, rights offerings and cash dividends.  The Options and the Restricted Shares will be subject to the conditions of the Equity Compensation Plan (2014), which is described in detail in the Outline of an Offer of Securities to Employees, filed by the Company on August 20, 2014 via MAGNA, an English translation of which is available on our website at www.icl-group.com under “Investors—Reports—Immediate Reports”.

5                The number of the actual underlying shares issued upon the exercise of options may be lower due to a ceiling value mechanism and also if the Company decides to exercise its right, upon the exercise of options, to issue or transfer shares to the CEO only at the value of the benefit.

6           Calculated based on the financial opinion of external consultants on the basis of a binomial model.

Required Approval

Pursuant to the Companies Law, the approval of this resoluion requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal. According to the Companies Law, even if the shareholders do not approve this compensation matter, the Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.  See Item 2 under “Required Approval” for a discussion of personal interests and voting procedures.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

  “RESOLVED, the equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Reappointment of Somekh Chaikin, a Member of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the recommendation of our Audit and Finance Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the end of our next annual general meeting of shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to fix the fees paid to our independent auditors.  As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Finance Committee.

For additional information about the fees of Somekh Chaikin for 2013, see Section 2.6 in Chapter D of the Company’s 2013 Annual Report – Code of Ethics, Corporate Governance, Controls and Internal Audit, an English translation of which is available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the Company's 2015 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 - Review of the 2013 Financial Statements and Board of Directors’ Report

Our audited financial statements for the year ended December 31, 2013 are included in the Prospectus. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.gov and on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement.  At the Meeting, we will hold a discussion with respect to the financial statements, as well as the Board of Directors’ Report.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2014 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than November 11, 2014.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than November 20, 2014. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,

Lisa Haimovitz
Vice President, General Counsel and Corporate Secretary

Dated: November 4, 2014

Appendix A

Revised Compensation Policy

August 2014

Israel Chemicals Ltd.

Compensation Policy for Office Holders

1.	General

This document is designed to detail the compensation policy of Israel Chemical Ltd. ("ICL" or the "Company") for its Office Holders, as such term is defined in the Companies Law, 1999 ("Companies Law").

This policy does not grant any legal rights to ICL's Office Holders. ICL's Office Holders shall be entitled only to the compensation granted to each of them specifically by the Compensation Committee, the Board of Directors ("Board"), and where required, subject to the approval of the shareholders of the Company. For purposes of this policy, the term "Authorized Organ" shall refer to the relevant corporate organ or organs stated above, the approval of which is required under the Companies Law for the relevant compensation.

In the event that an Office Holder shall receive compensation which is less favorable than the compensation described under this policy for an Office Holder in the same position at ICL, this shall not constitute an exception to this policy.

For purposes of this policy, “Executive Officers” shall refer to Office Holders that have an active executive role with the Company, including a (full or part time) executive chairman of the Board ("Executive Chairman"), and shall not refer to non-executive members of the Board, unless otherwise expressly indicated.

This policy is written in the masculine form for convenience only and is intended for women and men alike.

Upon the adoption of this policy, the Bonus Procedure pursuant to which the Company operated since 2005 and which was approved in its updated version by the Board 2008, will be canceled.

2.	Compensation Objectives and Principles

ICL is a global manufacturer of unique mineral-based products that provides the essential needs of mankind, particularly in the food, agriculture, and the composite materials markets.

ICL produces approximately a third of the bromine in the world, is the sixth largest producer of potash and is the leading provider of pure phosphoric acid. ICL is a leading manufacturer of specialty fertilizers

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and specialty phosphates, flame retardants and water treatment solutions. The production and mining activities of ICL, which are located in Israel, Europe, America and China, are supported by global distribution and delivery.

ICL ~~is one of the world’s leading fertilizer and specialty chemical companies. ICL is based~~operates in ~~on~~ a segmented management structure that is comprised of a number of business segments ("Segments"), each of which is led by a separate CEO ("Segment CEO"). ~~ICL has a prominent worldwide position in the markets of potash, bromine, pure phosphoric acid, specialty phosphates, flame retardants based on bromine and phosphorus and chemicals to prevent the spread of fires. The company's manufacturing facilities are located in Israel and around the world, about 95% of the total sales of the company in 2012 were sold outside of Israel and about 45.7% of the total aforementioned is produced outside of Israel.~~

This policy is intended to enable ICL to recruit and retain highly experienced executives capable of managing vast, complex and global operations, and to motivate them to drive the Company's long-term goals by structuring a compensation package that maintains the balance between the fixed and variable components, using a profit sharing mechanism.

Accordingly, the compensation package for Executive Officers will generally have the following characteristics:

•	compensation elements will be clear and transparent;

•	components of the compensation package will be aligned with ICL's short-term and long-term goals;

•	compensation will be structured in way that aligns Executive Officers' interests with shareholders' interests;

•	a significant portion of the compensation package will be "at risk" and based on corporate performance as well as individual performance;

•	most of the variable cash component will be subject to minimum thresholds that must be achieved as a condition for payment or grant of components of compensation;

•	equity-based compensation will be subject to a vesting period of over at least three (3) years.

In addition to the characteristics above, compensation will be structured so as to ensure balanced and effective risk management by encouraging excellent performance without promoting excessive risk-taking deviating from the framework outlined by the Board. ICL believes that the following factors may help to discourage inappropriate risk-taking:

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•	a balanced mix of compensation components: fixed component, short-term variable component and long-term variable component;

•	compensation goals should reflect a mix of quantitative and qualitative performance measures;

•	setting caps on the variable compensation components;

•	determining claw-back provisions with respect to variable compensation.

•	postponement of part of the annual bonus payment, which will be affected by future performance.

3.	Compensation Components

The overall compensation of ICL's Executive Officers shall be composed of various components, fixed and variable.

ICL’s Executive Officers’ compensation package is composed of the following elements:

•	Base salary

•	Fringe benefits

•	Annual cash bonus

•	Equity-based compensation

•	Retirement and termination arrangements

It should be noted that this policy refers, among others, also to the terms of service and employment of an Executive Chairman. As of adoption date of this policy, the compensation of the Chairman of the Board is included within the services provided to the Company by its controlling shareholder under the management agreement. It is hereby clarified that if an Executive Chairman is appointed, his compensation will be paid in accordance with the principles of this policy and subject to the approval of the Authorized Organs. The compensation to be paid to the Executive Chairman will be discussed together with the terms of the management agreement, while examining the need for amendment of such agreement in accordance with the compensation that will be determined for the Executive Chairman once appointed. For the avoidance of doubt it is clarified that the terms of service and employment of the Executive Chairman discussed in this policy, will only be applicable if an Executive Chairman is appointed out of the framework of the existing management agreement and the amounts of the compensation, including the caps of the compensation components, refer to a full-time ~~employment~~ employed ~~of an~~ Executive Chairman.

4.	Ratio between Fixed and Variable Components

The ranges for the desirable ratios between the fixed and the variable components of the Executive Officers compensation are detailed below:

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Office Holders	Fixed Component	Variable Components
	(Base Salary)	(Bonuses and Equity-Based)

Executive Chairman, CEO	~~20~~15% - ~~50~~60%	~~50~~40% - ~~80~~85%

Executive Officers
	~~20~~15% - ~~50~~60%	~~50~~40% - ~~80~~85%
(other than Executive Chairman, CEO)

Board Members	50% - 75%	25% - 50%

The ratios stated in the table above represent the optimal compensation; however the actual ratios may vary based on performance in a given year. For example, in a year with no or limited bonus, the ratio between the fixed compensation and the overall compensation may be higher than stated above.

5.	Internal Company Comparison

Upon approval of compensation for an Executive Officer, the Authorized Organs will examine, inter alia: the ratio between the salary of the Executive Officer and the average and median salary of the other employees of ICL (including contract workers employed with ICL); and the ratio between the cost of the employment of the Executive Officer and the average and median cost of employment of the other employees (including contract workers employed by ICL), and the influence of such ratios on the working relations in the Company, taking into consideration the Company's size, nature of operations, and the market in which it operates.

The table below shows the current ratio, as of the date of adoption of this policy, between the overall cost of employment of ICL CEO and the average and median overall cost of employment for all other ICL employees (i.e. the employees of the public company only, including the contract workers), and the current ratio between the average cost of employment of Executive Officers (other than the CEO) and the average and median overall cost of employment for all other ICL employees, assuming payment of the Target Bonus (as defined below) for 2013 and assuming the value of equity-based compensation for one vesting annum as valued at the date of grant according to the most updated option plan:

Position	Ratio to average of other employees'	Ratio to median of other employees'
	Overall Compensation	Overall Compensation

CEO	Approx. 12.15 times	Approx.25.48 times

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Executive Officers	Approx. 5.50 times	Approx. 3.88 times
(other than CEO)

6.	Fixed Compensation

6.1	Base Salary

The base salary may vary between the Executive Officers in ICL and shall be individually determined according to some or all of the following considerations:

•	Executive Officer's educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements;

•	Executive Officer's position and scope of responsibility;

•	Executive Officer's previous compensation agreements;

•	Comparable compensation agreements within ICL.

Comparative Market Analysis - In addition to the considerations above, and to ensure that ICL offers Executive Officers competitive compensation packages so that it may attract and retain highly skilled professionals, ICL will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers in similar positions, in both global and local companies, as appropriate for each position (“Peer Group Companies”). To that end, ICL shall utilize as a reference comparative market data relating to compensation packages in Peer Group Companies.

Some or all of the following criteria may be used for selecting the Peer Group Companies (provided that public and available information regarding compensation packages for Executives Officers in those companies exists):

•	Foreign Peer Group Companies:

▪	Large and medium size U.S. and European companies having revenues and/or market value within a reasonable range of ICL's revenues and/or market value;

▪	Direct business competitors or companies which operate in similar markets.

▪	Companies competing with ICL for similar executive talents in relevant positions and functions.

•	Local Peer Group Companies:

▪	Large local companies with market value and/or revenues similar to that of ICL;

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The base salary for ICL's Executive Officers (excluding the salary of the Executive Chairman) will be examined in relation to the foreign Peer Group Companies (the "Benchmark"), while the target for the base salary of the Executive Officers will not exceed the 75 percentile of the Benchmark.1 As of the date of adoption of this policy, the 75 percentile of the Benchmark indicates the following amounts of annual base salary:2

•	CEO: USD 1,244,000

•	Other Executive Officers: USD 749,000

Deviation from the aforementioned range may be possible under special circumstances and subject to the approval of the Authorized Organs, and will not be considered a deviation from this policy.

The maximum base salary of the Executive Chairman will be not higher than USD 1,000,000. Note that the base salary of the Executive Chairman is not compared to the Foreign Peer Companies in the date of adoption of this policy as an equivalent position is not customary in those companies.

Annual Base Salary Review - The Authorized Organs may conduct an annual review of the base salary of the Executive Officers, while considering some or all of the following factors:

•	the position of the relevant Executive Officer;

•	scope of responsibility;

•	relevant Executive Officer's achievements;

•	professional and business experience of the Executive Officer;

•	previous salary agreements signed with the relevant Executive Officer;

•	salary levels for comparable positions within ICL;

•	size of the company and nature of its operations

•	ICL's macroeconomic environment; and

•	competitive market analysis (as described above).

1
Note that the Benchmark does not include local Peer Group Companies since at the time of adoption of this policy there are no local companies whose scope of business is similar to ICL's business scope with respect to the parameters stated above (revenues and market value).

2	It should be clarified that these amounts refer to a full time (100%) position.

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The base salary includes cash benefits (such as convalescence pay and welfare package) and it may be linked to the Israeli consumer price index or a relevant equivalent index.

6.2	Sign-on Bonus

In order to recruit highly qualified executives, the Authorized Organs may grant an Executive Officer a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to recruit the specific Executive Officer. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, the specific circumstances involved in hiring of such Executive Officer, including circumstances of relocation and such other criteria as specified in Section 6.1 above with respect to base salary. In addition, consideration may be given to the compensation the Executive Officer was likely denied (as a high probability) from his previous employer due to joining the Company. In the event the Executive Officer leaves the Company within twenty-four (24) months of joining the Company, the Executive Officer may be required to return such sign-on bonus to the Company.

6.3	Fringe Benefits

ICL's Executive Officers may be entitled to fringe benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized Organs deems advisable to provide a competitive employment package. Such benefits may include, inter alia:

•	Annual vacation as customary;

•	Annual sick leave as customary;

•	Company contributions to pension funds and disability and life insurance policies;

•	Company contributions to educational funds or other savings vehicles.

Additional non-cash benefits may include, inter alia, the following benefits ("Additional Benefits"):

•	Providing a Company car or a car allowance; and

•	Providing communication packages, including telephone, and computers with internet access;

•	Subscriptions to relevant literature;

•	Life insurance;

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•	Health insurance;

•
Tax gross-ups; it should be clarified that a new Executive Officer or an Executive Officer that at the date of adoption of this policy his employment agreement does not include entitlement to gross-up for car and/or educational funds, will not receive tax gross-ups as aforementioned;

•	Professional union membership (lawyers bar, accountants bar);

•	Financial/Tax planning in case of relocation.

Such Additional Benefits will not surpass in value 30 percent of the base salary of the Executive Officer.

ICL's Executive Officers are also entitled to reimbursement of expenses related to their duties, as is customary in the Company. When applicable, ICL's Executive Officers may be entitled to relocation expenses and benefits, and to reimbursement of pension consultancy expenses.

6.4
If the Executive Officer provides services to the Company as an independent contractor or through a management company controlled by him, the payment to that Executive Officer or to the said company will reflect the components of the fixed compensation (plus applicable taxes, such as VAT) in accordance with the principles of this policy.

7.	Annual Cash Bonus

ICL's Executive Officers may be entitled to a cash bonus in accordance with an annual bonus plan (the "Annual Bonus Plan"). The Annual Bonus Plan is aimed to create an alignment between the compensation of the Executive Officers and the Company's annual and long term goals while focusing, inter alia, on specific goals that will be defined for each of the Executive Officers.

7.1	Indicators and Targets for Annual Bonus Plan

Quantitative and qualitative performance indicators will be used to determine bonus eligibility. The indicators and targets by which ICL's Executive Officers' performance will be measured, will consist of up to three measurable independent categories (the "Measurable Categories"); for each the - underlying objectives and its weight out of the overall bonus, will be defined, as well as one independent qualitative category (the "Qualitative Category"), as described below:

Measurable Categories:

•	ICL Financial Measures (based on audited consolidated annual financial statements) – will include an element of the net profit of ICL compared to average net profit of ICL for the

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preceding 3 years, and an element of operating profit of ICL compared to average operating profit of ICL for the preceding 3 years.

The relative weight of this category out of the Target Bonus (as defined below) will be as follows:

▪	Executive Chairman: 100%

▪	CEO: 50% - ~~70~~60%

Under the specific annual bonus plan for ICL's current CEO, Mr. Stefan Borgas, for the years 2013-2015, the weight of the ICL Financial Measures will be ~~60~~55% of the Target Bonus, when half will be the ICL net profit element and the other half will be the ICL operating profit element.3

▪	Executive Officers who are not Segment CEOs: 50% - ~~70~~60%

▪	Segment CEOs: 25% - ~~40~~30%

•
Segment Financial Measures (based on audited annual financial statements) – the formula related to Executive Officers who are Segment CEOs will include an element of operating profit of the relevant segment compared to average operating profit of such Segment for the preceding 3 years.

The relative weight of this category out of the Target Bonus will be 25% - ~~40~~30%.

In case of a merger or acquisition of a company or activity ("Transaction") which results in additional annual revenues in the year of the Transaction that exceeds 10% of ICL's or the respective segment's revenues (as the case may be) – in the year of the Transaction, a one-time adjustment of the ICL Financial Measures and the respective segment's Financial Measures, in the four quarters commencing in the quarter in which the Transaction was completed, will be implemented, in a way that the financial results of the Transaction will not be taken into account when calculating the bonus of the Executive Officer.

In order to avoid distortions resulting from the recognition of an income or expense resulting from one-time events of the Company, an adjustment will be made (upward or downward) in the calculation of net profit and/or operating profit of the Company or the

3
It should be clarified that, in this Policy, where specific annual bonus plan terms of ICL's current CEO, Mr. Borgas, are detailed, then such specifics refers to his current annual bonus plan for the years 2013-2015. Such annual bonus plan may be changed within the framework of this Policy's provisions, subject to the required Authorized Organs' approval.

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operating profit of the segment for the purposes of the annual bonus, subject to approval by the Compensation Committee and Board and in accordance with the specific circumstances of the case.

•
Specific Personal Measurable Key Performance Indicators (KPIs) - will be determined by the Compensation Committee and the Board in the beginning of each year for each Executive Officer on an annual basis. The KPIs will be objectively measurable and determined based on the position and specific responsibilities of the Executive Officer. Furthermore, the KPIs will be determined in accordance with the goals of ICL's strategic long-term plan. The KPIs may be financial or non-financial. For example, KPIs may include strategic project delivery milestones, quantified goals relating to the working capital elements, cash flow, cost structure, safety and environmental performance, economic profit, new product development targets, people development targets, integration of acquired businesses, etc.

The relative weight of this category out of the Target Bonus will be as follows:

▪	CEO: 20% - ~~40~~30%

Under the specific annual bonus plan for ICL's current CEO, Mr. Borgas, the weight of the Specific Personal Measurable KPIs will be ~~30~~25% out of the Target Bonus. Such Specific Personal Measurable KPIs shall be determined by the Compensation Committee and the Board at the beginning of each year, in accordance with ICL strategic plans, business and financial status and the ~~economical~~economic circumstances in ICL's business environment. The KPIs shall be selected out of the following list: achieving strategic objectives selected from ICL's strategic plan, completing strategic projects' milestones, achieving efficiency improvements' objectives, meeting working capital objectives, meeting cash flow objectives, improving capital structure, meeting safety and environmental objectives, economic profit objectives, meeting sales' increase objectives, meeting budget objectives, meeting compliance programs' objectives, meeting human resources development objectives and meeting merger and acquisition objectives and related integration objectives.

▪	Executive Officers who are not Segment CEOs: 20% - ~~40~~30%

▪	Segment CEOs: 25% - ~~4~~30%

▪	The bonus plan of the Executive Chairman shall not include KPIs.

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Qualitative Category:

Competencies Driven KPIs - In addition to the Measurable Categories ~~above~~, an additional qualitative category will be determined, which will also include performance measures which will be determined at the beginning of each year with respect to that year, based on certain parameters that measure personal management capabilities, as the same will be determined, and a qualitative assessment by the Executive Officer's superiors in respect to his degree of improvement of management capabilities and his performance ~~management capabilities~~in regards to the aforementioned parameters (which shall be approved by the Compensation Committee and the Board) (the "Competencies KPIs"). The relative weight of the Competencies KPIs out of the target bonus will be ~~up to 1~~20%. The Executive Chairman's bonus plan will not include a Competencies KPI's category.

Under the specific annual bonus plan for ICL's current CEO, Mr. Borgas, the weight of the Competencies KPI's will be ~~10~~20% out of the Target Bonus.

Except for the CEO, the Authorized Organs may adjust the objective determined for a given year, during the year, in the event of significant changes in the business environment of the Company or significant statutory changes.

7.2	General Bonus Threshold

No bonuses will be paid with respect to the Measurable Categories, in a specific year, if the net profit of ICL for that year (after the aforementioned adjustments ~~for a Transaction~~) is not at least equal to 60% of the average net profit of ICL for the preceding 3 years (the "General Threshold").

7.3	Target Bonus

The target bonus ("Target Bonus") for each year will reflect the payout amount for 100% performance level (i.e. achieving 100% of targets) in a given year, and will generally be calculated according to the average bonus of the Executive Officer for the 3 preceding years (prior to any deferral of bonus as specified in section 7.7 below). In specific circumstances where such calculation is not possible, since an Executive Officer has served less than 3 calendar years with the Company (as an Executive Officer) or in a different position, the Target Bonus will be calculated for the first year of his tenure according to the average bonus that was paid in the previous 3 years to other Executive Officers in the same level of position or to the Executive Officer who preceded him ~~according to the average bonus of the Executive Officer for a smaller number of preceding years~~ (prior to any deferral of bonus). ~~For the first year in which an~~

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~~Executive Officer is entitled to participate in the Annual Bonus Plan (for a specific position), such Executive Officer's Target Bonus shall be determined based on the average bonus of other equivalent Executive Officers (or previous Executive Officers in the same position) during the last year (prior to any deferral of bonus).~~ For the second and third year of the tenure, the Target Bonus will be calculated as the average of the bonuses that were actually paid to that Executive Officer in his/ position since he began his tenure (prior to any deferral of bonus) and the bonuses that were paid in the preceding year or two years (as the case may be, in order to calculate an overall three year average) to other Executive Officers in the same level of position or to the Executive Officer who preceded him (prior to any deferral of bonus).

In circumstances where the General Threshold is not met for one or more of the relevant preceding years mentioned above, applicable adjustments will be made by the Authorized Organs in determining the Target Bonus.

~~With respect to the Target Bonus of ICL's current CEO, Mr. Borgas – since Mr. Borgas began serving as ICL's CEO in September 2012, his Target Bonus cannot be determined based on the average bonus of the preceding 3 years. Therefore, Mr. Borgas's Target Bonus for 2013 was determined based on the actual bonus granted to the former CEO of ICL in 2012 (4,788 thousand NIS).4 Mr. Borgas's Target Bonus for 2014 will be determined in the amount of the actual bonus granted to him for 2013. For 2015 Mr. Borgas's Target Bonus will be determined as an average of the bonuses actually granted to him for the years 2013 and 2014.~~

With respect to the Target Bonus of the Executive Chairman, if appointed – since at the date of adoption of this policy no Executive Chairman serves at the Company not in the framework of the management service rendered to the Company by the controlling shareholder, and if an Executive Chairman will be appointed, it will not be possible to determine his Target Bonus based on the average Target Bonus paid in the preceding 3 calendar years. Accordingly, the Target Bonus for the Executive Chairman will be determined for his first year of tenure (or any part thereof, as the case may be, and pro rata) for a maximum amount of up to $1,000,000. For each subsequent year, the Target Bonus will be calculated, in general, according to the average bonus paid to the Executive Chairman in the preceding 3 calendar years (prior to any deferral of bonus as described in section 7.7 below). As long as the term of office of the Executive Chairman is shorter than 3 calendar years, the target bonus will be calculated ~~-~~ according to the average bonus of the Executive Chairman for a shorter period of time as stated (prior to any deferral of bonus) ~~(in similarity to the way Mr. Borgas' Target Bonus is determined, as aforementioned).~~

~~This Target Bonus is prior to effecting any deferral of any bonus, as described in Section 7.7 below. For the avoidance of doubt, in this Section, the calculation regarding bonuses to be paid to the current CEO in accordance with the annual bonus plan is prior to effecting any bonus deferral.~~

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7.4	Maximum Bonus Payout

The maximum bonus payout shall not exceed, for any given year, the lower of; (i) 150% of the Executive Officer's Target Bonus for such year, or (ii) 300% of the annual base salary of the relevant Executive Officer for such year.

7.5	Calculation of Annual Bonus

The annual bonus for each Executive Officer will be calculated separately for each Measurable Category and for the Competencies KPIs, by multiplying the performance level for each category by the Target Bonus and the relative weight of the category. The bonus payout for Measurable Categories will be set by using two or three performance levels which may include a minimum threshold performance level, a target performance level and a maximum performance level, with a linier gradient between the relevant performance levels.

The annual bonus plan of the Executive Officers, including of Mr. Borgas, includes, with respect to ICL Financial Measurements category, a minimum threshold of 60% (under which no bonus shall be granted) and a maximum threshold which will not exceed, the lower of: (a) 150% of the Target Bonus, or (b) 300% of the annual base salary for such year (above which the bonus shall no longer be increased and will be set at the maximum bonus payout). Between these two thresholds the calculation of entitlement for Target Bonus percentage will be linear.

7.6	Discretion of the Board to Reduce Bonus

The Board shall have the discretion to reduce the amount of the annual bonus of an Executive Officer in any given year, based on circumstances determined by the Board.

7.7	Deferral of Bonus and Matching Bonus

The portion of the annual bonus for any Executive Officer which exceeds 120% of the Target Bonus (the "Excess Bonus"), will not be paid in cash but will be converted into restricted stock or restricted stock units (based on the average share price of ICL for the last 30 trading days before the Board's approval of the bonus), which will be subject to a 2-year restriction period during which they may not be exercised. Notwithstanding this, in case the Excess Grant is lower than $2,500, this section will not apply and the Excess Bonus will be paid in cash.

Matching Bonus - In order to encourage Executive Officers to further align their compensation with the interests of ICL shareholders, ICL will be able to offer Executive Officers to voluntarily defer a ~~larger~~ portion of their annual bonus (up to ~~an additional~~ 30% of the cash bonus), according to ICL's ~~average~~ share price ~~in the 30 days preceding~~ prior to the date of approval of

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the grant by the Board, and to convert it into restricted shares or to restricted share units (the "Additional Equity Bonus"). The Additional Equity Bonus will be subject to a 2 year restriction period during which it may not be exercised. In such case ICL will grant the Executive Officers with an additional amount that matches the amount of Additional Equity Awards at a ratio of 1:0.5 (ICL will issue the Executive Officer 0.5 additional restricted shares or restricted share units for each 1 Additional Equity Bonus unit) ("Matching Equity Bonuses"). Matching Equity Bonuses will be issued at the date of the grant of the Additional Equity Bonus, and will become fully vested and exercisable only in the event that ICL's Total Shareholder Return ("TSR") for the 2-calendar-year period following the calendar year for which the relevant annual bonus was awarded will be equal to at least 80% of the average TSR of ~~the~~ foreign Peer Group Companies, in relation to which public and available information exists for such period. In this regard these Peer Group Companies are direct business competitors of ICL or companies that operate in similar markets that ICL operates, and that have revenues and/or market value within a reasonable range to the revenues and/or market value of ICL.

Each restricted share or restricted share unit mentioned in this Section 7.7 above, will be entitled to participate in dividend distributions by the Company (or will be entitled to dividend equivalents, if not eligible under law to participate in a dividend distribution), during the restriction period, and until they are exercised. However, any such dividend or dividend equivalent will be paid to the relevant Executive Officer only after the restriction period has lapsed.

7.8	Compensation Recovery ("Claw-Back")

Each Executive Officer will be required to refund any part of the annual bonus paid to him in excess based on financial results that are proven to be inaccurate and which are restated in the consolidated financial statements of the Company during the 4 years following the approval of the annual bonus by the Authorized Organs. The Authorized Organs shall decide upon the timing, form and terms of the aforementioned repayment. It is hereby clarified, that restatement resulting from changes to the applicable law, regulations of accounting principles will not be regarded as a restatement that will trigger this "Claw-Back" provision.

7a.	Special Bonus

The Company may grant, subject to approvals required by law, a special bonus for those of the Executive Officers that have shown a unique contribution and/or considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and that the Executive

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Officer was dominant in their achievement (the "Special Bonus"). The Special Bonus will be determined by quantitative and/or qualitative parameters (which shall be disclosed in retrospect in accordance with the provisions of the law), and the personal contribution of the Executive Officer, provided that the aggregate amount of the Special Bonus to any given Executive Officer, together with the components of the annual bonus that were not determined in accordance with the measurable parameters in a given year, shall not exceed 6 monthly salaries of the Executive Officer. The Special Bonus is a separate bonus from the annual bonus mentioned above and is not subject to the maximum bonus payout set forth in Section 7.4 above.5 Each executive officer may only receive the Special Bonus one time during the term of this Compensation Policy.

8.	Equity-Based Compensation

From time to time, ICL may offer~~6~~ its Executive Officers an equity-based compensation in the framework of an equity-based compensation plan, aiming to retain the Executive Officers in their offices for long-term periods, while creating compensation that connects, for a long-term period, between the Executive

Officers’ interest and the interest of the shareholders of the Company. The scope of equity-based compensation granted to an Executive Officer shall be determined in accordance with each Executive Officer's position, responsibilities, achievements and skills. Such equity-based compensation shall be subject to the following criteria:

•
Equity-based compensation may be granted in the form of stock options, restricted shares, restricted share units (RSU), or other equity based compensation instruments ("Equity-Based Awards"). Vesting and/or release from restriction of restricted shares and restricted share units may be subject to the Company's and/or the Executive Officer's performance.

•
Each Equity-Based Award shall be subject to a minimum vesting period over at least ~~of~~ three (3) years ~~(in equal annual tranches)~~, and subject to the ~~continuous~~ continuing ~~of~~ service of the Executive Officer. The terms of Equity-Based Awards may include provisions for acceleration of vesting in certain events and corporate transactions, such as in the event of a merger, a consolidation, and an acquisition of the Company or of its assets (as these terms will be defined in the applicable equity-based compensation plan).

5
Accordingly, the maximum bonus payout, including the Special Bonus (if awarded) for any given year in which a Special Bonus was awarded, shall not exceed 350% of the annual base salary of the relevant Executive Officer for such year.

~~6~~
~~At the time of adopting this Compensation Policy, the Company grants equity based compensation once every three years. The Company intends to adopt a mechanism of annul (or other frequency) grant of equity based compensation.~~

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•
The exercise price of any stock options will be determined ~~according~~ in such way that it will not descend from~~to~~ the average closing price of ICL's share on the Tel Aviv Stock Exchange during the thirty-day trading period preceding the date of the approval of grant of options by the Board. The exercise price may be linked to the Israeli consumer price index. The exercise price may include an adjustment to dividend, to the extent distributed by the Company, and an adjustment to additional events in the Company's share capital, such as: distribution of bonus shares, rights issuance, consolidation or split of share capital, etc.

•	The exercise period of the Equity-Based Awards shall be of no more than seven (7) full years from the date of grant.

•	Company shares that derive from all of the outstanding Equity-Based Awards will constitute no more than 5% of the Company's outstanding share capital over a 10-year period.

•	Equity-Based Awards granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum, the following amounts:

o	Executive Chairman– 180% of annual base salary

o	CEO– 200% of annual base salary

o	Other Executive Officers – 150% of annual base salary

However, the aforementioned restriction will not include the deferred portion of a cash bonus which was converted into restricted shares or restricted share units, or any Additional Equity Bonus or Matching Equity Bonus, as described in Section 7.7 above.

In addition, the Authorized Organs may consider determining a cap for the benefit deriving from the exercise of Equity-Based Awards for any specific grant.

The Company's policy is to grant, in Israel, Equity Based Awards in a "capital gains" track under section 102 of the Income Tax Ordinance (New Version).

Except in cases of transactions that the Company is party to, that include, inter alia, distribution of shares in kind, stock split, consolidation of stock, payment of dividend, merger, reorganization, split or share exchange, the conditions of the equity-based grant will not be changed in a way of reduction of the exercise price of the options granted or cancellation of options in exchange for cash or in exchange for options with an exercise price that is lower than the exercise price of the options that were already approved.

9.	Retirement arrangements

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9.1
All of the Executive Officers will be entitled to release of funds accumulated in their favor and in their name in designated compensation funds for pension benefits and severance pay. To certain Executive Officers ~~in Israel~~, additional funds shall be paid, if and when there is a difference between the funds that were actually accumulated in the designated funds and the amount that equals their last base salary upon termination multiplied by the number of years of seniority accumulated in the Company.

9.2	Severance Pay

ICL's Executive Officers will be entitled to severance pay in an amount equal to the monthly salary base for each year of occupation by the Company.

9.3	Advance Notice

ICL's Executive Officers shall be entitled to an advance notice upon termination as specified in the table below ("Advance Notice Period"), and as shall be determined in the applicable employment agreement (or any amendment thereof).

Executive Officer	Advance Notice Period

Executive Chairman, CEO	Up to 12 months

Other Executive Officers	Up to 6 months

During the Advance Notice Period, the Executive Officer may be required to continue to be employed by the Company. During the Advance Notice Period, employer-employee relations will continue to apply and thus the Executive Officer shall be entitled to all of his or her compensation terms, including annual bonus (except that Specific Personal Measurable KPIs will not be relevant in measuring performance for any period in which the Executive Officer is not actually providing services to the Company, but only ICL Financial Measures or those of the respective segment, as the case may be).

9.4	Adjustment Period and non-compete obligations

In addition, ICL's Executive Officers may be entitled to an adjustment period of up to 6 months (the "Adjustment Period"), during which the Executive Officer may be entitled to the base salary and Fringe Benefits. The Executive Officer may be obliged to obligate to non-compete provisions during the Adjustment Period. The Adjustment Period may apply only to such Executive Officer that was employed by the Company, or that rendered services thereto, for at least five (5) years, and that the employment of which was not terminated as a result of "cause" or other

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circumstances that according to the Authorized Organ entitles evocation of severance payments. The Adjustment Period will be determined while taking into account the following considerations: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. Eligibility for the aforementioned Adjustment Period will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.5	Termination Grant

In addition to the above, the Authorized Organs may determine that an Executive Officer may be granted a termination payment (the "Termination Grant"), provided the Executive Officer was employed by, or provided services to, the Company for at least one (1) year. The Termination Grant shall be determined while considering: the period of service or employment of the Executive Officer, the employment terms during the Executive Officer's service or employment period, ICL's corporate performance during such period, Executive Officer's contribution to the achievement of ICL's objectives and performance, and the particular circumstances of termination of employment or service. A Termination Grant to any Executive Officer will in any event not exceed an amount equal to 50% of the annual base salary of the Executive Officer multiplied by the average ratio between actual calculated bonus (prior to any deferral of bonus) and Target Bonus, during the three (3) years preceding termination.

For example, if during the last 3 years of his employment with ICL, an Executive Officer was granted annual bonuses of 100%, 110% and 120% of his Target Bonus, and assuming such Executive Officer's annual base salary is 1,000, then, said Executive Officer's termination grant shall not exceed 550, which is equal to 50% of the product of 110% (the average ratio between the actual paid bonus (prior to any deferral of bonus as mentioned in section 7.7 above)) and the Target Bonus, during the 3 years preceding the termination of his service and 1,000 (his annual base salary).

Eligibility for the aforementioned Termination Grant will not be given as a matter of routine, and it will be included in the terms of employment of the Executive Officer, according to the terms of this section, only if the Authorized Organs will be of an opinion that in the specific

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circumstances exists a special need for the inclusion of this condition, in order to recruit or retain the specific Executive Officer.

9.6	Termination Grant upon Change of Control

In addition, ICL Executive Officers may be entitled to a one-time payment of up to 1 annual base salary, upon involuntary termination of the Executive Officer's employment with the Company, or a material demotion in the Executive Officer's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as defined by the Authorized Organs or in a relevant employment agreement or plan). The entitlement to such payment may be determined in the applicable Executive Officer's employment agreement (or any amendment thereof). Such arrangement enables retention and certainty for Executive Officers to support potential transactions that may be beneficial to shareholders.

9.7	Acceleration of Equity-Based Awards

The terms of Equity-Based Awards may include provision for acceleration of vesting in certain circumstances of termination or cessation of service initiated by the Company or as a result of change of control.

9.8
The aggregate amounts paid to Executive Officers pursuant to Sections 9.2 to 9.5 shall not exceed an amount equal to 24 months base salary, except for a few existing Executive Officers serving in the Company for many years or employees that will be appointed as Executive Officers, and that according to previous commitments of the company to them, are entitled to severance pay in amounts exceeding the aforementioned maximum.

10.	Compensation of Members of the Board

The compensation of the Company’s non-executive members of the Board ("Directors"), may be comprised of a per-meeting compensation and/or an annual compensation and/or equity based compensation (as discussed below), all subject to any applicable law.

In addition, ICL may reimburse or cover certain expenses of the Directors (including travel expenses) incurred in attending Board and committee meetings or performing other services for ICL in their capacity as directors.

[Non-executive] Directors may be eligible to participate in the Company’s equity-based compensation plans. The value of the Equity-Based Awards granted to a non-executive Director on the date of grant, will not exceed (based on accepted valuation methods), per vesting annum, an amount of USD 150,000.

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The terms of Equity-Based Awards for non-executive directors may include provision for acceleration of vesting in certain circumstances of termination or cessation of service.7

Directors that take on executive roles (for example, an Executive Chairman of the Board) will be subject to the provisions of this policy that apply to Executive Officers (as defined above).

11.	Management Fee

Subject to approval by the Authorized Organs, ICL may pay its controlling shareholder (as such term is defined under the law) annual management fees, which will include compensation for services provided to the Company by Executive Officers, including members of the Board, that are employed by, or providing services to, said Controlling Shareholder.8

12.	Exculpation, Indemnification and Insurance

ICL may exculpate its Executive Officers (including its Directors) from a breach of duty of care, and may indemnify its Executive Officers (including its Directors) for any liability and expense that may be imposed on them, to the extent permitted by applicable law. ICL may provide insurance coverage through directors and officers liability insurance to its Executive Officers (including its Directors). The maximum aggregate coverage for any such insurance policy will not exceed USD 350 Million, as may be increased from time to time by the approval of the Authorized Organs; the premiums paid for such insurance policy shall not exceed the amount of USD 1.6 Million per annum, and the deductibles shall be in accordance with acceptable market terms.

7	In this regards it should be clarified, that termination of a Director's term and renewal for an additional term will not be regarded as termination of service.

8
An agreement with ICL's controlling shareholder for the provision of management services for an annual management fee was approved by ICL's authorized organs (including its general meeting) on October 2011, the details are provided in ICL's report dated September 15, 2011 (reference no. 2011-01-276198).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: November 5, 2014